Prospectus Supplement No. 5	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated July 26, 2021)	Registration No. 333-257924
Perella Weinberg Partners
70,364,353 Shares of Class A Common Stock
203,333 Warrants to Purchase Class A Common Stock
This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 26, 2021 (the “Prospectus”), related to: (1) the issuance by us of up to 7,870,000 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”) that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.50 per share of Class A common stock, including the public warrants and the private placement warrants (each as defined in the Prospectus); and (2) the offer and sale, from time to time, by the selling holders identified in this prospectus (the “Selling Holders”), or their permitted transferees, of (i) up to 70,364,353 shares of Class A common stock and (ii) up to 203,333 warrants (as defined in the Prospectus), with certain information from Item 8.01 of our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 17, 2022. Accordingly, we have attached the relevant information to this prospectus supplement.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Our Class A common stock and warrants are traded on the Nasdaq Global Select Market under the symbols “PWP” and “PWPPW,” respectively. On February 16, 2022, the closing price of our Class A common stock was $11.01 per share and the closing price of our warrants was $2.62 per warrant.
Investing in our securities involves risks. See “Risk Factors” beginning on page 42 of the Prospectus and in any applicable prospectus supplement.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 17, 2022.

Stock Repurchase Program
On February 17, 2022, the Company announced that its Board of Directors approved a stock repurchase program under which the Company is authorized to repurchase up to $100,000,000 of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), with no requirement to purchase any minimum number of shares. Shares may be repurchased under the new repurchase program through open market purchases, privately negotiated transactions, block trades, accelerated or other structured share repurchase programs, or other means.
The manner, timing, pricing and amount of any transactions will be subject to the Company’s discretion and may be based upon market conditions and alternative opportunities that the Company may have for the use or investment of its capital. The Company may also from time to time establish one or more plans under Rule 10b5-1 of the Exchange Act. The repurchase program may be modified, suspended or discontinued at any time.